                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               IFCO SYSTEMS N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               ORDINARY SHARES, NOMINAL VALUE EURO 0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  N43961-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             CRAIG A. ROEDER, ESQ.
                                BAKER & MCKENZIE
                              ONE PRUDENTIAL PLAZA
                   130 EAST RANDOLPH DRIVE, CHICAGO, IL 60601
                                 (312) 861-3730
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                NOVEMBER 7, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

                         (Continued on following pages)

                              (Page 1 or 8 Pages)

CUSIP NO. N43961-10-6                  13D                     Page 2 of 8 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Apax Partners Europe Managers Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    38,526,391
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,526,391
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,526,391
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     87.11%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. N43961-10-6                13D                       Page 3 of 8 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Apax Europe V GP Co. Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Guernsey
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    38,526,391
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,526,391
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,526,391
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     87.11%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                                               Page 4 of 8 Pages

ITEM 1.       SECURITY AND ISSUER.

         The class of securities to which this statement relates is the Ordinary Shares, nominal value 0.01 Euros per share (the "Ordinary Shares"), of IFCO Systems N.V., a public limited company organized under the laws of The Netherlands (the "Issuer"). The principal business address of the Issuer is Koningslaan 34, 1075 AD Amsterdam, The Netherlands.

ITEM 2.       IDENTITY AND BACKGROUND.

         This statement is being filed by Apax Partners Europe Managers Limited ("Apax Europe Managers") and Apax Europe V GP Co. Limited ("Apax Europe V GP" and, together with Apax Europe Managers, the "Reporting Persons").(1)

         Apax Europe Managers is a company organized under the laws of England the purpose of which is to serve as the discretionary investment manager of the Europe V Funds (as defined below). Apax Europe V GP is a Guernsey company the purpose of which is to act as the general partner of Apax Europe V GP, L.P. (the "General Partner of the Europe V Funds"). The General Partner of the Europe V Funds is a Delaware limited partnership the purpose of which is to act as the general partner of certain private equity funds, including: (i) Apax Europe V-A, L.P., a Delaware limited partnership ("Europe V-A"), (ii) Apax Europe V-B, L.P., an English limited partnership ("Europe V-B"), (iii) Apax Europe V-C GmbH & Co. KG, a German limited partnership ("Europe V-C"), (iv) Apax Europe V-D, L.P., an English limited partnership ("Europe V-D"), (v) Apax Europe V-E, L.P., an English limited partnership ("Europe V-E"), (vi) Apax Europe V-F, C.V., a Dutch limited partnership ("Europe V-F"), (vii) Apax Europe V-G, C.V., a Dutch limited partnership ("Europe V-G"), (viii) Apax Europe V-1, L.P., an English limited partnership ("Europe V-1"), and (ix) Apax Europe V-2, L.P., an English limited partnership ("Europe V-2" and, together with Europe V-A, Europe V-B, Europe V-C, Europe V-D, Europe V-E, Europe V-F, Europe V-G and Europe V-1, the "Europe V Funds"). The principal business address of Apax Europe Managers is 15 Portland Place, London, England W1B 1PT, United Kingdom. The principal business address of each of Apax Europe V GP, the General Partner of the Europe V Funds and the Europe V Funds is 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands GYI 3ZD.

         Apax Europe Managers owns all of the issued share capital of APAX WW Nominees Ltd. AEV ("Apax WW Nominees"), a corporation organized under the laws of England. Apax WW Nominees is the registered owner of 99.99 percent of the issued share capital of Gamay Limited ("Gamay Limited") and the Europe V Funds are collectively the beneficial owner of 99.99 percent of Gamay Limited. Gamay Limited is a corporation organized under the laws of Guernsey the purpose of which is to act as the general partner of certain entities, including Island International Investment Limited Partnership ("Island International" and together with Gamay Limited and Apax WW Nominees, the "Registered Owners"). Island International is a limited partnership organized under the laws of Guernsey the purpose of which is to hold equity financed long-term equity interests. The principal business address of Apax WW Nominees is 15 Portland Place, London, England W1B 1PT, United Kingdom. The principal business address of Gamay Limited and Island International is P.O. Box 431, Alexander House, 13-15 Victoria Road, St. Peter Port, Guernsey, GY1 3ZD.

         The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Apax Europe Managers and Apax Europe V GP are set forth in Schedule A and Schedule B, respectively, and are incorporated herein by reference.



---------------------
         (1) Neither the present filing nor anything contained herein will be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

                                                               Page 5 of 8 Pages

         During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Registered Owners, Europe V Funds or persons listed on Schedules A and B hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 7, 2003 (the "Closing Date"), pursuant to Sale and Purchase Agreements dated between October 6, 2003 and October 24, 2003, between Island International and various stockholders of the Issuer, Island International purchased 38,526,391 Ordinary Shares for an aggregate purchase price of Euro 105,947,570.00. Island International entered into a total of 28 Sale and Purchase Agreements with various stockholders of the Issuer, including the agreement with J.P. Morgan Securities Ltd. which is included as Exhibit 2 hereto and incorporated herein by reference. Set forth in Exhibit 3 is a list of the other Sale and Purchase Agreements with a description of the material details in which such documents differ from the agreement included as Exhibit 2.

         The funds used by Island International to purchase the Ordinary Shares were obtained by such entity from capital contributions by its partners.

         None of the Reporting Persons, Registered Owners, Europe V Funds or the persons listed on Schedules A and B hereto has contributed any funds or other consideration toward the purchase of securities of the Issuer except insofar as they may have equity interests in any of such entities and have made capital contributions related to such equity ownership.

ITEM 4.       PURPOSE OF TRANSACTION.

         GENERAL

         The purpose of the acquisition of 38,526,391 Ordinary Shares by Island International pursuant to the Purchase Agreement was to acquire a significant equity interest in the Issuer.

         OTHER PLANS AND PROPOSALS

         The Reporting Persons have acquired the Ordinary Shares to which this statement relates for investment purposes. The Reporting Persons will continue to evaluate their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Issuer's securities. Based upon such evaluation, the Reporting Persons may take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Persons may seek to acquire additional Ordinary Shares or other securities of Issuer in the open market or in private transactions. The Reporting Persons are currently investigating a voluntary public tender offer for the remaining Ordinary Shares and outstanding warrants of the Issuer. Such a tender offer, if pursued, would most likely be pursued at a price per share equal to that paid by Island International pursuant to the Purchase Agreement. The Reporting Persons are not required under the Purchase Agreement to conduct a tender offer for the remaining Ordinary Shares of the Issuer. The Reporting Persons may also determine to dispose of all or a portion of the Ordinary Shares beneficially owned by the Reporting Persons, including through hedging transactions with third parties.

                                                               Page 6 of 8 Pages

         On November 10, 2003, Gamay Limited, as the managing general partner of Island International, requested that the Issuer convene an extra-ordinary general meeting of its shareholders pursuant to Dutch Civil Code. Gamay Limited requested that the agenda of such meeting include a proposal to replace the Issuer's current Directors C with Messrs. Michael Phillips, Ralf Gruss and Philipp Gusinde, each of whom is employed by Apax Partners Beteiligungsberatung GmbH, a corporation organized under the laws of Germany, which acts as exclusive adviser to Apax Europe Managers. The current Directors C were nominated by certain financial institutions from whom Island International purchased Ordinary Shares. Now that such financial institutions no longer own Ordinary Shares of Issuer, Gamay Limited is requesting such replacement directors so that the board of directors of the Issuer will include representation of its new shareholder, Island International. If the current Directors C are replaced with the three individuals nominated by Gamay Limited, such individuals will hold three of the seven seats on Issuer's board of directors.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the Closing Date, Apax Europe Managers and Apax Europe V GP may be deemed to beneficially own an aggregate of 38,526,391 Ordinary Shares, representing in the aggregate approximately 87.11% of the outstanding Ordinary Shares, based upon calculations made in accordance with rule 13d-3(d) of the Securities Exchange Act. The percentage beneficial ownership of the Reporting Persons has been determined based on the 44,227,701 Ordinary Shares outstanding as of September 30, 2003, as reported in the Issuer's Quarterly Report on Form 6-K for the quarter ended September 30, 2003.

         Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, the Registered Owners, Europe V Funds or the persons listed on Schedules A and B hereto beneficially owns any Ordinary Shares other than as set forth herein.

         (b) Each of Apax Europe Managers (who is responsible for making all investment and management decisions for the Europe V Funds) and Apax Europe V GP shares the power to vote or direct the vote and to dispose or direct the disposition of all 38,526,391 Ordinary Shares deemed beneficially owned by it.

         (c) Except as described above in Item 3 and as described below in this
Item 5(c), no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any of the Registered Owners, Europe V Funds or the persons listed on Schedule A hereto, during the past sixty days.

         On November 17, 2003, Island International entered into an agreement with Deutsche Bank AG to acquire 1,000,000 Ordinary Shares for an aggregate purchase price of Euro2,750,000.00. The acquisition is anticipated to be consummated on or about November 20, 2003.

         (d) Except for the Reporting Persons, the Registered Owners or Europe V Funds that may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 3 to this Schedule 13D is incorporated herein by reference in their entirety.

                                                               Page 7 of 8 Pages


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1         Joint Filing Agreement, dated as of November
                                    17, 2003

                  Exhibit 2 Sale and Purchase Agreement between Island International Investment Limited Partnership and J.P. Morgan Securities Ltd.

                  Exhibit 3 List of the other Sale and Purchase Agreements with a description of the material details in which such documents differ from the agreement included as
                                    Exhibit 2.

                                                               Page 8 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NOVEMBER 17, 2003

                                    APAX PARTNERS EUROPE MANAGERS LIMITED


                                    By:      /s/ PAUL ADRIAN BARLOW BEECROFT
                                       ----------------------------------------
                                             Name:  Paul Adrian Barlow Beecroft
                                             Title:  Managing Director


                                    APAX EUROPE V GP CO. LIMITED


                                    By:      /s/ CONSTANCE A. E. HEYLAR
                                       ----------------------------------------
                                             Name:  Constance A. E. Heylar
                                             Title:  Managing Director

                                   SCHEDULE A

         The name, title and present principal occupation of each director of Apax Partners Europe Managers Limited ("Apax Europe Managers") are set forth below. There are no executive officers of Apax Europe Managers.

         The principal business address of each director of Apax Europe Managers is c/o Apax Partners, Ltd., 15 Portland Place, London, England W1B 1PT, United Kingdom.

         Each director of Apax Europe Managers is a citizen of the United
Kingdom.

          NAME                      TITLE        PRINCIPAL OCCUPATION
          ----                      -----        --------------------
Ronald Mourad Cohen                Director      Chairman  of Apax  Europe  Managers  and Apax  Partners
                                                 Holdings  Ltd., a company  organized  under the laws of
                                                 England and its subsidiaries (the "Apax Group")
Paul Adrian Barlow Beecroft        Director      Director of Apax Europe Managers and the Apax Group
Peter David Englander              Director      Director of Apax Europe Managers and the Apax Group
Clive Richard Sherling             Director      Director of Apax Europe Managers and the Apax Group
John Phillips McMonigall           Director      Director of Apax Europe Managers and the Apax Group
Stephen Nathaniel Green            Director      Director of Apax Europe Managers and the Apax Group
Paul Fitzsimons                    Director      Director of Apax Europe Managers and the Apax Group
Richard Charles Wilson             Director      Director of Apax Europe Managers and the Apax Group
David James Fitzgerald             Director      Director of Apax Europe Managers and the Apax Group
Stephen Grabiner                   Director      Director of Apax Europe Managers and the Apax Group

                                   SCHEDULE B

         The name, title and present principal occupation of each director of Apax Europe V GP Co. Limited (the "Apax Europe V GP") are set forth below. There are no executive officers of Apax Europe V GP.

         The principal business address of each director of Apax Europe V GP, except for Clive Sherling, is c/o International Private Equity Services, 13-15 Victoria Road, St Peter Port, Guernsey, Channel Islands GY1 3ZD. Mr. Sherling's principal business address is c/o Apax Partners Ltd., 15 Portland Place, London, England W1B 1PT, United Kingdom.

         Each director of Apax Europe V GP is a citizen of the United
Kingdom.

          NAME                       TITLE                      PRINCIPAL OCCUPATION
          ----                       -----                      --------------------
Clive Richard Sherling             Director      Director of Apax Europe Managers and the Apax Group
Constance A.E. Heylar              Director      Director of International Private Equity Services
Denise Jane Banks                  Director      Director of International Private Equity Services
Arthur Jeremy Arnold               Director      Retired